1095 Avenue of the Americas New York, NY 10036-6797 +1 212 698 3500 Main +1 212 698 3599 Fax www.dechert.com

STUART STRAUSS

stuart.strauss@dechert.com +1 212 698 3529 Direct +1 212 698 0452 Fax

December 1, 2015

Securities and Exchange Commission

Judiciary Plaza

100 F Street, NE

Washington, D.C.  20549

Attention:      Asen Parachkevov, Division of Investment Management

Re:          Morgan Stanley Institutional Fund, Inc. (the “Registrant” or the “Fund”)

(File No. 033-23166; 811-05624)

Dear Mr. Parachkevov:

Thank you for your telephonic comments regarding the Fund’s registration statement on Form N-1A relating to the addition of a new portfolio of the Fund, Asia Opportunity Portfolio (the “Portfolio”), filed with the Securities and Exchange Commission (the “Commission”) on September 18, 2015.  The Fund has considered your comments and has authorized us to make responses, changes and acknowledgements discussed below relating to the Fund’s registration statement on its behalf.  Below, we describe the changes made to the registration statement in response to the Commission staff’s (“Staff”) comments and provide any responses to or any supplemental explanations of such comments, as requested.  These changes are expected to be reflected in Post-Effective Amendment No. 143 to the Fund’s registration statement on Form N-1A, which will be filed via EDGAR on or about December 1, 2015.

GENERAL COMMENTS TO FORM N-1A

Comment 1.         Please file a letter responding to these comments from the Staff of the Commission that incorporates the “Tandy” information via EDGAR.

Response 1.          This response letter, which incorporates the “Tandy” information, will be filed via EDGAR as correspondence.

COMMENTS TO THE PROSPECTUS

Comment 2.         Please consider whether the name of the Portfolio should be revised to indicate that Japan is excluded from the Portfolio’s investment strategy, in consideration of Rule 35d-1 under the Investment Company Act of 1940, as amended (the “1940 Act”).

Response 2.          Per the release adopting Rule 35d-1, we hereby confirm that the Prospectus discloses that the Portfolio invests at least 80% of its assets in Asia and further discloses the criteria the Portfolio uses in selecting which countries to invest in.  Accordingly, we believe that the name of the Portfolio is consistent with Rule 35d-1 and is not misleading.

Comment 3.         Please explain supplementally how the Portfolio determines whether an issuer is an issuer from Asia.

Response 3.          As disclosed in the section of the Prospectus titled “Details of the Portfolio—Process,” Morgan Stanley Investment Management Inc. (the “Adviser”) considers an issuer to be located in Asia if (i) its principal securities trading market is in Asia, (ii) alone or on a consolidated basis it derives 50% or more of its annual revenue from goods produced, sales made or services performed in Asia or (iii) it is organized under the laws of, or has a principal office in, a country located in Asia.

Comment 4.         Per Item 3 of Form N-1A, please add an identifying page number to the section titled “Portfolio Summary—Fees and Expenses” related to the location of additional information on purchase discounts for the Portfolio.

Response 4.          The disclosure has been revised accordingly.

Comment 5.         Please confirm supplementally that acquired fund fees and expenses do not exceed 0.01 percent (one basis point) of average net assets of the Portfolio.

Response 5.          The Registrant hereby confirms that acquired fund fees and expenses are not expected to exceed 0.01 percent (one basis point) of average net assets of the Portfolio and therefore the “Acquired Fund Fees and Expenses” line item has not been included.

Comment 6.         Please state supplementally whether the Adviser will recoup fees waived in prior years.

Response 6.          We hereby confirm that the Adviser will not recoup fees waived in prior years.

Comment 7.         In connection with valuing derivative instruments that are included in the Portfolio’s 80% investment policy, please confirm supplementally that the Portfolio does not use the notional value of such derivatives for purposes of such calculation. Please confirm whether the 80% policy includes either borrowing for investment purposes or derivatives, including how such calculations are made.

Response 7.          We respectfully acknowledge your comment; however, we believe it is appropriate to use the notional value for certain derivative instruments, for example futures.  The amount a fund actually “invests” in a futures contract is the margin it deposits with the futures commission merchant.  Typically, this margin “purchases” a futures position with a much larger notional amount with the return received by the fund based on the notional amount of the futures position, not the initial margin posted.  Accordingly, we believe that the notional amount of the contract provides a better measure of a fund’s overall economic exposure to a futures position.  In addition, we hereby confirm that the Portfolio does not expect to engage in borrowing for investment purposes, but does count derivative instruments towards its 80% policy as disclosed in the section titled “Portfolio Summary—Principal Investment Strategies.”

Comment 8.         Please revise the disclosure to state that the Adviser does not use solely jurisdiction of organization in determining whether an issuer is an issuer of a particular region per Rule 35d-1.

Response 8.          We respectfully acknowledge your comment; however, we believe that jurisdiction of organization is an appropriate factor for determining compliance with Rule 35d-1.  We also confirm that the Adviser takes into account the requirements of Rule 35d-1 in determining whether the Portfolio is exposed to the economic fortunes and risks of the geographic region indicated in the Portfolio’s name.

Comment 9.         Please consider revising the disclosure to more specifically indicate what constitutes “equity-linked securities” and “other specialty securities having equity features” in the section titled “Portfolio Summary—Principal Investment Strategies.”

Response 9.          We respectfully acknowledge the comment; however, we believe that the Portfolio’s current disclosure is appropriate.

Comment 10.       Please supplementally confirm whether foreign currency forward exchange contracts are the only derivative instrument constituting a part of the Portfolio’s principal investment strategies and, if not, please revise the disclosure to accurately reflect the Portfolio’s use of derivatives as a principal strategy.

Response 10.        We hereby confirm that utilization of foreign currency forward exchange contracts is the only derivative instrument constituting a part of the Portfolio’s principal investment strategies.

Comment 11.       Please supplementally confirm that the Fund has considered whether the Portfolio’s use of derivatives and related disclosure is appropriate.  Please see Letter to Karrie McMillan, Esq., General Counsel, Investment Company Institute, from Barry Miller, Associate Director, Office of Legal and Disclosure, Re: Derivatives-Related Disclosures by Investment Companies (July 30, 2010).

Response 11.        We confirm that the Fund has considered and determined that the Portfolio’s use of derivatives and related disclosure, as applicable, is appropriate in light of the Letter to Karrie McMillan, Esq., General Counsel, Investment Company Institute, from Barry Miller, Associate Director, Office of Legal and Disclosure, Re: Derivatives-Related Disclosures by Investment Companies (July 30, 2010).

Comment 12.       Disclosure in the section titled “Portfolio Summary—Principal Risks” suggests that the Portfolio may invest in illiquid securities.  If such investments are part of the Portfolio’s principal investment strategies, please add appropriate strategy disclosure to the section titled “Portfolio Summary—Principal Investment Strategies.”  In addition, please confirm supplementally that the Portfolio complies with the 15% limitation on investment in illiquid securities under the 1940 Act.

Response 12.        Certain of the securities discussed in the section titled “Portfolio Summary—Principal Investment Strategies” may be deemed to be illiquid. Accordingly, we believe the current disclosure is appropriate.  We further confirm that, as disclosed in the section of the Statement of Additional Information titled “Investment Policies and Strategies—Other Securities and Investment Strategies—Non-Publicly Traded Securities, Private Placements and

Restricted Securities,” as a general matter, the Portfolio may not invest more than 15% of its net assets, determined at the time of investment, in illiquid securities.

Comment 13.       To the extent that the Portfolio utilizes over-the-counter (“OTC”) derivatives or investments in real estate investment trusts (“REITs”) and foreign real estate companies as principal investment strategies, please add applicable disclosure to the sections titled “Portfolio Summary—Principal Investment Strategies” and “Portfolio Summary—Principal Risks.”

Response 13.        We respectfully acknowledge the comment; however, we believe that the Portfolio’s current disclosure related to foreign currency forward exchange contracts, to the extent they are utilized as OTC derivates, is appropriate. In addition, we hereby confirm that investments in REITs and foreign real estate companies do not constitute principal investment strategies of the Portfolio.

Comment 14.       Please consider adding more specific disclosure related to structured investments in the sections titled “Portfolio Summary—Principal Investment Strategies” and “Portfolio Summary—Principal Risks.”

Response 14.        We respectfully acknowledge the comment; however, we believe that the Portfolio’s current disclosure related to structured investments is appropriate.

Comment 15.       Please consider adding disclosure related to foreign currency forward exchange contracts to the section titled “Portfolio Summary—Principal Risks.”

Response 15.        We respectfully acknowledge the comment; however, we would like to point out that the risk disclosure related to foreign currency forward exchange contracts is included in this section.

Comment 16.       Please revise the disclosure in the section titled “Taxes” to indicate that a shareholder may be taxed upon withdrawal of their funds with the Portfolio.

Response 16.        We respectfully acknowledge the comment; however, we would like to point out that disclosure related to taxation upon redemption is included in this section.

COMMENTS TO THE STATEMENT OF ADDITIONAL INFORMATION

Comment 17.       Please consider revising the table in the Statement of Additional Information listing the permissible strategies and investments for the Portfolio to differentiate between principal and non-principal strategies and investments.

Response 17.        We respectfully acknowledge the comment; however, we believe that the Portfolio’s Prospectus makes clear which strategies and investments are principal and, accordingly, that the current disclosure is appropriate.

*                              *                              *

In addition, we are authorized by our client to acknowledge the following on the Registrant’s behalf:

•                                          the Registrant is responsible for the adequacy and accuracy of the disclosure in the filings;

•                                          the Staff’s comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filings; and

•                                          the Registrant may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you would like to discuss any of these responses in further detail or if you have any questions, please feel free to contact me at (212) 698-3529 (tel) or Francesca Mead at (212) 296-6015 (tel).  Thank you.

Best regards,

/s/ Stuart M. Strauss

Stuart M. Strauss

cc: Francesca Mead